UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

THE DIRECTV GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

444418 10 7

(CUSIP Number)

Lawrence A. Jacobs, Esq.

News Corporation

1211 Avenue of the Americas

New York, NY 10036

(212) 852-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 444418 10 7	Page 2 of 5 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). News Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
8. Shared Voting Power: -0-
9. Sole Dispositive Power: -0-
10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 444418 10 7	Page 3 of 5 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Fox Entertainment Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
8. Shared Voting Power: -0-
9. Sole Dispositive Power: -0-
10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions) CO

Introductory Statement

This Amendment No. 4 (this “Amendment”) to the Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of The DIRECTV Group, Inc., a Delaware corporation (the “Issuer”). This Amendment amends and supplements (a) the Statement originally filed on December 24, 2003 by The News Corporation Limited, K. Rupert Murdoch and Fox Entertainment Group, Inc. (“FEG”) (the “Initial Schedule 13D”), (b) Amendment No. 1 to the Initial Schedule 13D filed on November 12, 2004 (“Amendment No. 1”) by News Corporation and FEG (collectively, the “Reporting Persons”) , (c) Amendment No. 2 to the Initial Schedule 13D filed on April 12, 2005 by the Reporting Persons (“Amendment No. 2”) and (d) Amendment No. 3 to the Initial Schedule 13D filed on December 27, 2006 by the Reporting Persons (“Amendment No. 3” and collectively with the Initial Schedule 13D, Amendment No.1, Amendment No. 2 and this Amendment No. 4, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Initial Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3 as applicable.

This Statement is filed in connection with the closing of the transaction in which News Corporation exchanged its entire interest in a subsidiary of News Corporation, whose holdings consist of all of the shares of Common Stock beneficially owned by News Corporation and FEG, along with certain other assets owned by News Corporation and FEG and cash, to Liberty Media Corporation, a Delaware corporation (“Liberty”), in exchange for all of the shares of News Corporation Class A and Class B Common Stock owned by Liberty (as more fully described in Amendment No. 3). The purpose of this Amendment No. 4 is to amend the information contained in Items 4 and 5 of the Statement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add to the end thereof the following:

“On February 27, 2008, News Corporation closed the previously announced transaction contemplated by the share exchange agreement (the “Share Exchange Agreement”) with Liberty. Pursuant to the terms of the Share Exchange Agreement, Liberty exchanged its entire interest in News Corporation’s common stock (approximately 325 million shares of News Corporation Class A common stock and 188 million shares of News Corporation Class B common stock) for 100% of a News Corporation subsidiary, whose holdings consist of News Corporation’s and FEG’s approximately 41% interest (approximately 470 million shares) in the Issuer, three of News Corporation’s Regional Sports Networks (FSN Northwest, FSN Pittsburgh and FSN Rocky Mountain) and approximately $625 million in cash (the “Exchange”). The Exchange results in the divestiture of the Reporting Persons’ entire interest in the Issuer to Liberty, and the Reporting Persons are no longer the beneficial owners of any shares of Common Stock of the Issuer.”

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated to read in its entirety as follows:

(a) The information in Rows (11) through (13) of the cover pages of this Amendment is incorporated herein by reference. As of February 27, 2008, the Reporting Persons no longer beneficially owned any shares of Common Stock.

(b) The information in (i) Rows (7) through (10) of the cover pages of this Amendment and (ii) Item 5(a) hereof is incorporated herein by reference.

(c) The information set forth in Item 4 of this Amendment is incorporated herein by reference.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on February 27, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWS CORPORATION

By:	/s/ Lawrence A. Jacobs
Lawrence A. Jacobs
Senior Executive Vice President and Group General Counsel

Dated: February 29, 2008

FOX ENTERTAINMENT GROUP, INC.

By:	/s/ Lawrence A. Jacobs
Lawrence A. Jacobs
Senior Executive Vice President and Group General Counsel

Dated: February 29, 2008

SCHEDULE I

Schedule I is hereby amended and restated to read in its entirety as follows:

The name, business address and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons:

NEWS CORPORATION

José María Aznar (1)

President, FAES – Foundation for Social Studies & Analysis

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Natalie Bancroft

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Peter Barnes

Chairman, Ansell Limited

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Peter Chernin

Director, President and Chief Operating Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Ken Cowley(2)

Chairman, R.M. Williams Holdings Limited

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

David F. DeVoe

Director, Sr. Exec. Vice President and Chief Financial Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Viet Dinh

Professor of Law, Georgetown University Law Center

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Sir Roderick Eddington(3)

Chairman for Australia and New Zealand, JPMorgan Chase Bank N.A.

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Mark Hurd

Chairman, Chief Executive Officer and President, Hewlett-Packard Company

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Andrew Knight(4)

Director, Rothschild Investment Trust Capital Partners plc

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

James Murdoch

Director, Chairman and Chief Executive, Europe and Asia, News Corporation

1211 Avenue of the Americas

New York, NY 10036

K. Rupert Murdoch

Director, Chairman and Chief Executive Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Lachlan Murdoch

Chief Executive, Illyria Pty Ltd

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Thomas J. Perkins

Partner, Kleiner Perkins Caufield & Byers

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Arthur M. Siskind

Director, Senior Advisor to the Chairman, News Corporation

1211 Avenue of the Americas

New York, NY 10036

John L. Thornton

Professor and Director of Global Leadership, Tsinghua University of Beijing

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Roger Ailes

Chairman and Chief Executive Officer of FOX News Channel and FOX Business Network, News Corporation

Chairman of Fox Television Stations and Twentieth Television, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Lawrence A. Jacobs

Senior Executive Vice President and Group General Counsel, News Corporation

1211 Avenue of the Americas

New York, NY 10036

1	Citizen of Spain

2	Citizen of Australia

3	Citizen of Australia

4	Citizen of the United Kingdom